

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Michael J. Fitzgerald, II
President and Chief Executive Officer
MyCause Beverages, Inc.
39445 Floral Lane
Mechanicsville, MD 20659

> **Re: MyCause Beverages, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2013**
> **File No. 333-188581**

Dear Mr. Fitzgerald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion once it is filed.

Prospectus Cover Page

2. Please disclose the net proceeds that you may receive from this offering. Please provide this disclosure for both the minimum and maximum amounts that you may raise. Please refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

The Offering, page 4

3.   Please include in this section a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement. In addition, please clarify for us whether you are reserving the right to extend the duration of the offering period. If you are reserving such right, please disclose this in the prospectus.

Summary Historical Selected Financial and Other Data, page 4

4.   Please revise to provide updated financial statements as set forth in Rule 3-12 of Regulation S-X as well as updated financial information throughout your filing.

Risk Factors, page 5

5.   We note your statement in the second paragraph of this section that "[t]he risks described below are not the only risks that [you] face" and your reference in the second sentence of the second paragraph to additional risks that may materialize and to risks that are not currently known or which you currently deem immaterial. Please delete these statements and references, as all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Risks Related to Our Business, page 5

We depend on a limited number of independent distributors . . . ., page 6

6.   Please describe the risks, if any, associated with the change in your distribution strategy described on page 20 (i.e., the switch from focusing on "mom and pop" stores to supermarkets and warehouses).

Price increases and shortages of packaging raw materials . . . ., page 7

7.   Please enhance this risk factor by providing disclosure regarding any raw materials price increases that you have experienced and describe the impact of any such price increase on your results of operations and financial condition. In addition, please combine with this risk factor the "Increase in the Cost" risk factor on page 8 or tell us why you believe these risk factors are not duplicative.

Risks Related to this Offering and Owning Our Common Stock, page 9

8.   Please add a risk factor discussing the risks associated with any lack of liquidity in the market or prospective market for your common stock. In this regard, we note your

disclosure in the first risk factor of this section regarding the level of stock ownership that Messrs. Fitzgerald currently hold, and that they will hold following the offering.

<u>We have not paid dividends in the past and have no immediate plans to pay dividends, page 13</u>

9. In view of your statement on page 31 that you do not intend to pay any cash dividends in the foreseeable future, please remove the word "immediate" from the heading for this risk factor or revise your disclosure, as necessary, to consistently reflect your intentions with respect to the payment of dividends.

<u>Use of Proceeds, page 14</u>

10. We note your statement that you "estimate that [you] will receive net proceeds of approximately $875,000" from this offering. We also note your statement that "for the purposes of best explaining our current intentions we have assumed we would sell either 1,000,000 shares or 575,000 shares." Please provide the basis for your assumptions in this regard. Please also revise your disclosure to state clearly that there is no guarantee that you will receive any proceeds from this offering, and that the amounts set forth in the table on page 14 are for illustrative purposes only.

11. We note you have illustrated your planned use of proceeds in the event 100% and 58% of the shares are sold and there is no minimum number of shares required to be sold in this offering. Please expand your discussion to specifically address, if true, that in the event substantially less than the maximum proceeds are obtained you plan to use the net proceeds for the purposes and in the order of priority as set forth or discuss your plans in the event substantially less than the maximum proceeds are obtained. In doing so, please include in the table on page 14 your use of proceeds in the event that 25% of the shares in the offering are sold. Please refer to Instruction 1 of Item 504 of Regulation S-K.

<u>Capitalization, page 16</u>

12. Please revise your table to show a double-underline beneath cash and cash equivalents or delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings.

13. Given there is no minimum number of shares required to be sold in this self-underwritten offering, please delete the presentation of your "As Adjusted" capitalization assuming the issuance of the maximum shares offered. You should not present a pro forma capitalization table where there is not an all-or-none offering or a minimum/maximum offering.

Dilution, page 16

14. Please revise to disclose dilution to investors assuming less than the maximum number of shares are sold in this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

15. Please expand your discussion to disclose your plan to enable you to remain viable for at least twelve months following the latest balance sheet reported. If your plan includes this best efforts offering, please disclose the amount of the minimum proceeds necessary to remove the threat to the continuation of your business. Further, we note you state in Note 2 to the financial statements that you anticipate you will be dependent, for the near future, on additional investment capital primarily from your shareholders. Please clearly state whether you have any written or oral commitments from shareholders to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans. Refer to Section 607.02 of the Financial Reporting Codification. The discussion of your plan should be provided in both Management's Discussion and Analysis of Financial Condition and Results of Operations and the notes to your audited financial statements.

Plan of Operation, page 18

16. Please revise to provide the basis for your statement that "[t]he net proceeds from this offering are anticipated to be between $450,000 and $875,000" and that such amount is expected to be sufficient to fund your activities for the next 12 months. Please also clarify that there is no guarantee that you will receive any proceeds from this offering.

17. We note your disclosure in the first paragraph of this section that you expect to incur costs associated with protecting your intellectual property. It does not appear that such costs are included within your anticipated use of proceeds as discussed on page 14. Please disclose the timeframe for the expenditure of and the source of funds that you expect to use for this purpose, and quantify, to the extent practicable, the amount of funds you believe that you will need to protect your intellectual property.

Results of Operations, page 20

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 20

18. We note your statement in the first paragraph of this section that "[o]nce key distribution channels have been secured and target markets are broadened, [you] believe that sales

will increase exponentially." Please provide the basis for this statement, or revise your disclosure to remove this statement.

19. You disclose that sales were limited to test marketing in both 2012 and 2011 and that the gross margins are reflective of these limited sales. Please expand your disclosure to explain why your gross profit in 2011 decreased to a gross loss in 2012 and why you incurred a gross loss of $3,211 on sales.

20. Please revise your disclosure to quantify the factors attributable to your increase in total operating expenses in the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 20

21. We note your disclosure on page 17 that you currently owe approximately $235,000 under the Credit Line Note to which you refer in the second paragraph of this section. We also note that the offering subject to this registration statement is a best-efforts offering with no minimum and that there is no guarantee that you will receive any funds from this offering. Accordingly, please revise this section to discuss your plans to satisfy your liquidity needs over the next 12 months under the offering scenarios discussed elsewhere in your filing. Please also discuss how management intends to finance operations if you receive substantially less than the maximum amount of proceeds in this offering. For example, please revise your disclosure to address how you intend to satisfy your liquidity needs over the next 12 months if you receive 25%, 50%, 75% and/or 100% of the maximum offering proceeds. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

22. Please discuss in this section the bank overdraft disclosed on page F-3 and the impact, if any, that such overdraft has on your liquidity. Please also tell us what consideration you gave to including a risk factor regarding the fact that it appears that your bank account is overdrawn.

Business, page 21

23. We note your reference to the Private Securities Litigation Reform Act in the first paragraph of this section. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statement made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Accordingly, please either delete your reference to the Private Securities Litigation Reform Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering. Please refer to Section 21E(a)(1) of the Exchange Act.

Company Background, page 22

24. Please tell us the reason(s) that you effected the Reorganization described in the fourth paragraph of this section.

Water Source and Bottling, page 24

25. Please revise your disclosure to clarify the nature of your relationship with English Mountain Spring Water Company. For example, please explain the nature and significance, if any, of your "verbal understanding" with that company and clarify whether the company owes you any legally binding obligations. In this regard we note your risk factor disclosure on page 6 that you do business with the company on a purchase order basis.

Distributors, page 24

26. Please file the Distributor Agreement with Beverage Network as an exhibit to the registration statement or tell us why you believe it is not material. Please refer to Item 601(b)(10) of Regulation S-K.

27. We note your disclosure that the Distributor Agreement with Beverage Network expires on June 30, 2013 and the circumstances in which the Distributor Agreement may be renewed. As applicable, please update your disclosure to provide current information regarding the renewal of this agreement.

Management, page 27

Michael J. Fitzgerald, page 27

28. Please provide additional disclosure regarding Michael J. Fitzgerald's business activities in the years prior to the founding of Panacea Beverage Company LLC. Please refer to Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 28

29. We note that the disclosure in this section is based upon "the best of [your] knowledge." Please advise us of the factors that lead you to believe you need the "to the best of my knowledge" qualifier.

Financial Statements

Revenue Recognition, page F-8

30. We note your disclosure on page 22 describing how each bottle has a code and where your customers have not donated directly, you donate to a winning charity based on a monthly drawing. In this regard, please explain why sales were reduced by $1,605 in 2012 representing approximately 4.9% of sales whereas sales were reduced by over 9% in 2011. In this regard, we note your policy of reducing sales for charitable contribution obligations. Please advise us of your basis in GAAP for the reduction of sales, as opposed to increasing selling, general and administrative expense for amounts contributed to charity with respect to per unit sales.

Cost of Goods Sold and Selling, General and Administrative Expenses, page F-8

31. We note your disclosure of management annual salaries beginning on page 27 and the amounts paid to or earned on page 29. Please explain the reason for the differences in annual salaries disclosed and salary expense as reflected in the statement of operations. In this regard, if the historical statements reflect compensation that will be materially different from the compensation expense expected after the offering or in the future, disclosure of the salary commitments should be made in the notes to the financial statements.

Note 8 – Subsequent Events, page F-11

32. Please tell us if the change in tax status was recognized on May 1, 2013 or some other date, that is, the date approved or on the filing date if approval is not necessary. In this regard, please advise us of any deferred tax liability or asset to be recognized for temporary differences on the date that you became a taxable entity. Refer to ASC 740-10-25-32 and 33.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

33. Please provide the undertaking set forth in Item 512(a)(2) of Regulation S-K.

Signatures, page II-4

34. Please revise the second signature block to also identify your principal accounting officer or controller. Please refer to Instructions 1 and 2 to the Signatures section of Form S-1.

35. Please also include the signature of Michael J. Fitzgerald in the second signature block. In this regard, it appears that your board of directors is currently comprised of two

individuals and that the registration statement is not signed by a majority of the board of directors. Please refer to Instruction 1 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gary L. Blum